EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 31, 2015 and for the two quarters ended August 15, 2015 and August 16, 2014.

	August 15,	August 16,	January 31,	February 1,	February 2,	January 28,	January 29,
	2015	2014	2015	2014	2013	2012	2011
	(28 weeks)	(28 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$1,614	$1,315	$2,649	$2,282	$2,302	$843	$1,734
Fixed charges	477	480	896	797	823	794	826
Capitalized interest	(5)	(2)	(5)	(5)	(3)	(6)	(7)

Pre-tax earnings before fixed charges	$2,086	$1,793	$3,540	$3,074	$3,122	$1,631	$2,553

Fixed charges:
Interest	$266	$262	$493	$448	$465	$441	$455
Portion of rental payments deemed to be interest	211	218	403	349	358	353	371

Total fixed charges	$477	$480	$896	$797	$823	$794	$826

Ratio of earnings to fixed charges	4.4	3.7	4.0	3.9	3.8	2.1	3.1